U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    PURSUANT TO RULE 17F-2 [17 CFR 270.17F-2]
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1.  INVESTMENT COMPANY ACT FILE NUMBER:              DATE EXAMINATION COMPLETED:

           814-73                                         December 31, 1997
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2.  STATE IDENTIFICATION NUMBER:
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AL          AK               AZ              AR              CA               CO
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CT          DE               DC              FL              GA               HI
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ID          IL               IN              IA              KS               KY
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LA          ME               MD              MA              MI               MN
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MS          MO               MT              NE              NV               NH
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NJ          NM               NY              NC              ND               OH
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OK          OR               PA              RI              SC               SD
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TN          TX               UT              VT              VA               WA
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WV          WI               WY              PUERTO RICO
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OTHER (specify):
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3. EXACT NUMBER OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:
                    0-17526

4.  ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:
     2929 Allen Parkway, Suite 2500, Houston, Texas 77019
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

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Equus Capital Partners, L.P.:

We have examined management's assertion about Equus Capital Partners, L.P.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997:

        o Count and inspection of all securities located in the vault of Southwest Guaranty Trust in Houston, Texas;

        o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

        o Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Equus Capital Partners, L.P. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Equus Capital Partners, L.P. and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ ARTHUR ANDERSON LLP
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ARTHUR ANDERSEN LLP

Houston, Texas
December 31, 1997

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Equus Capital Corporation, managing general partner of Equus Capital Partners, L.P. (the "Partnership"), are responsible for complying with the requirements of subsections (b) and (c) Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Partnership's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1997 and from December 5, 1997 through December 31, 1997.

Based on this evaluation, we assert that the Partnership was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 and from December 5, 1997 through December 31, 1997, with respect to securities reflected in the investment account of the Partnership.

Equus Capital Corporation
Managing General Partner of
Equus Capital Partners, L.P.

By:/s/ NOLAN LEHMANN
   Nolan Lehmann, President